Exhibit 99.1

Digital Currency X Technology Inc.

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held at 10:00 a.m., Hong Kong time, on NOVEMBER 25, 2026

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of Digital Currency X Technology Inc. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, will be held as a virtual meeting conducted solely by electronic means via Zoom (Meeting ID: 595 526 3585; Passcode: 666666), with no physical place of meeting, on November 25, 2026 at 10:00 a.m. (Hong Kong time). Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time on November 23, 2026.

The Meeting is called for the purposes of considering and voting upon the following proposals:

1	Proposal One: To consider and approve as an ordinary resolution that:

(i)	the Company’s issued and unissued class A ordinary shares and class B ordinary shares be consolidated at a ratio of five (5)-for-one (1), whereby every five (5) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.0005 and every five (5) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.0005 (the “Share Consolidation”), effective at 12:01 a.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC or on a date to which The Nasdaq Stock Market LLC has raised no objection;

(ii)

as a consequence of the Share Consolidation, the authorised share capital of the Company be changed:

FROM: US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each,

TO: US$300,000 divided into 600,000,000 shares of a par value of US$0.0005 each, comprising (a) 598,920,000 class A ordinary shares of a par value of US$0.0005 each and (b) 1,080,000 class B ordinary shares of a par value of US$0.0005 each; and

(iii)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

2	Proposal Two: To consider and approve as a special resolution that:

(i)	the sixth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association of the Company, in the form included as Exhibit 3.1 to the Form 6-K to which the notice of the Meeting is attached (the “Seventh Amended M&A”), to reflect the Share Consolidation, with the Seventh Amended M&A to take effect subject to, and immediately following, the Share Consolidation being effected; and

(ii)	the board of directors of the Company (the “Board”) be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Seventh Amended M&A, including, without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”).

3	Proposal Three: To consider and approve as a special resolution that, subject to the approval of the Seventh Amended M&A and the obtaining of all necessary governmental and regulatory consents, and immediately following the completion of the filings of the Seventh Amended M&A:

(i)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”) be and are hereby approved;

(ii)	with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0005 each of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0005 each of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company;

(iii)	with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form included as Exhibit 3.2 to the Form 6-K to which the notice of the Meeting is attached; and

(iv)	any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director of the Company) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors; (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Cayman Registrar for the Continuation, and the authorization of the Company’s registered office service providers to notify the Cayman Registrar of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.

The foregoing items of business are more completely described in the explanatory statement accompanying this notice (the “Explanatory Statement”). The Board unanimously recommends that the shareholders vote “FOR” each of the three proposals described above, including the Share Consolidation, the adoption of the Seventh Amended M&A and the Continuation (including the adoption of the Proposed Memorandum and Articles).

All shareholders of the Company at the close of business on November 6, 2026 are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Digital Currency X Technology Inc.

/s/ Melissa Chen
Melissa Chen
Chief Executive Officer

November 10, 2026

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE MEETING BY MEANS OF THE ELECTRONIC FACILITIES OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson of the Meeting will be appointed as your proxy. Where a shareholder appoints more than one proxy, the instrument of proxy shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting, the shareholder attends and votes at the Meeting by means of the electronic facilities, or the shareholder executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting by means of the electronic facilities, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong or send copies of the foregoing by email to clodia.c@digitalcxt.com, in each case marked for the attention of Digital Currency X Technology Inc., not later than 48 hours before the time for the holding of the Meeting or any adjourned Meeting in accordance with Article 24.2 of the Existing M&A. Returning the completed form of proxy will not preclude you from attending and voting at the Meeting by means of the electronic facilities if you so wish.

4	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a share or some or all of the shares in respect of which they are appointed.

6	The quorum for the Meeting is the holders of a majority of the issued shares in the Company being individuals present by virtual attendance with the use of electronic facilities or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the voting rights held by such shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the voting rights held by such shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. The form of proxy must be executed under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

13

Holders of class A ordinary shares and class B ordinary shares shall vote together as one class on all resolutions submitted to a vote at the Meeting. Each class A ordinary share shall entitle its holder to one (1) vote, and each class B ordinary share shall entitle its holder to twenty (20) votes, on all matters subject to a vote at the Meeting.

EXPLANATORY STATEMENT

This explanatory statement (this “Explanatory Statement”) is furnished in connection with the solicitation of proxies by the Board for use at the Meeting and should be read together with the notice of the Meeting (the “Notice”) to which it is attached. Capitalized terms used but not defined in this Explanatory Statement have the meanings given to them in the Notice.

Record Date, Voting and Quorum

Only holders of record of class A ordinary shares and class B ordinary shares of the Company at the close of business on November 6, 2026 (the “Record Date”) are entitled to receive notice of, attend and vote at the Meeting. Each class A ordinary share is entitled to one (1) vote and each class B ordinary share is entitled to twenty (20) votes, and the two classes vote together as one class on all resolutions put to the vote at the Meeting. The holders of a majority of the issued shares in the Company being individuals present by virtual attendance with the use of electronic facilities or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) will constitute a quorum. All resolutions will be decided on a poll.

Proposal One requires an Ordinary Resolution, being the affirmative vote of a simple majority of the votes cast at the Meeting. Proposals Two and Three each requires a Special Resolution, being the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting. Abstentions will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast.

Conditionality of the Proposals

The Seventh Amended M&A (Proposal Two) will take effect only if, and immediately after, the Share Consolidation (Proposal One) is effected. The Continuation (Proposal Three) is subject to the approval of the Seventh Amended M&A and the obtaining of all necessary governmental and regulatory consents, and will be implemented only after the filing of the Seventh Amended M&A with the Cayman Registrar has been completed. Accordingly, if Proposal One or Proposal Two is not approved, the Continuation will not be implemented, even if Proposal Three is approved.

Proposal One: Share Consolidation

Upon the Share Consolidation becoming effective, every five (5) issued and unissued class A ordinary shares of a par value of US$0.0001 each will be consolidated into one (1) class A ordinary share of a par value of US$0.0005, and every five (5) issued and unissued class B ordinary shares of a par value of US$0.0001 each will be consolidated into one (1) class B ordinary share of a par value of US$0.0005. The Company’s authorised share capital will become US$300,000, divided into 600,000,000 shares of a par value of US$0.0005 each, comprising (a) 598,920,000 class A ordinary shares of a par value of US$0.0005 each and (b) 1,080,000 class B ordinary shares of a par value of US$0.0005 each. No fractional shares will be issued. If a shareholder would otherwise be entitled to a fractional share, the number of shares to be received by that shareholder will be rounded up to the next whole share. The Share Consolidation will take effect at 12:01 a.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC, or on a date to which The Nasdaq Stock Market LLC has raised no objection.

Proposal Two: Adoption of the Seventh Amended M&A

The Seventh Amended M&A will amend and restate the Existing M&A to reflect the Share Consolidation, and will take effect subject to, and immediately following, the Share Consolidation being effected. The form of the Seventh Amended M&A is furnished as Exhibit 3.1 to the Form 6-K to which the Notice is attached.

Proposal Three: Transfer by Way of Continuation to the British Virgin Islands

General

The Board proposes that the Company deregister as an exempted company in the Cayman Islands and continue into the BVI as a BVI business company under the BVI Business Companies Act (As Revised) (the “BVI Act”). Clause 7 of the memorandum of association and Article 48 of the articles of association comprised in the Existing M&A permit the Company, subject to the Companies Act and with the approval of a Special Resolution, to be registered by way of continuation under the laws of a jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands under section 206 of the Companies Act.

The Continuation will change only the jurisdiction in which the Company is incorporated. It does not involve a merger, consolidation, sale of assets, liquidation or reorganization of the Company’s business, and no new legal entity will be created. Following the Continuation, the Company will continue as the same legal entity under the name “Digital Currency X Technology Inc.”, and will continue to hold its assets and be subject to its liabilities and obligations. It will, however, be governed by the laws of the BVI and the Proposed Memorandum and Articles instead of the laws of the Cayman Islands and the Existing M&A (as amended by the Seventh Amended M&A).

Effect on Shares

With effect from the Continuation, each issued and outstanding class A ordinary share of a par value of US$0.0005 each and class B ordinary share of a par value of US$0.0005 each of the Company will be re-designated, on a one-for-one basis, as one class A ordinary share of no par value or one class B ordinary share of no par value, as applicable, of the BVI Company. The Continuation will not change the number of shares held by any shareholder, or any shareholder’s proportionate ownership or voting power. Each class B ordinary share of the BVI Company will continue to carry twenty (20) votes and will be convertible into one class A ordinary share of the BVI Company. Shareholders will not be required to exchange share certificates or take any other action in connection with the Continuation. The Company expects that its class A ordinary shares will continue to be listed on The Nasdaq Stock Market LLC under the symbol “DCX” following the Continuation.

Principal Changes to Shareholder Rights

Following the Continuation, the rights of shareholders will be governed by the BVI Act and the Proposed Memorandum and Articles instead of the Companies Act and the Existing M&A. The class A ordinary shares and class B ordinary shares will continue to carry one (1) vote and twenty (20) votes per share, respectively. However, the Proposed Memorandum and Articles will change certain rights of shareholders and powers of the Board, including the following:

(a) Amendment of the memorandum and articles. The Board will be able to amend the Proposed Memorandum and Articles by resolution of directors without shareholder approval. The Board may not, however, make an amendment that restricts the shareholders’ rights or powers to amend the Proposed Memorandum and Articles, changes the percentage of shareholders required to approve an amendment to the Proposed Memorandum and Articles, is made in circumstances where the shareholders cannot amend Proposed Memorandum and Articles, or amends the provisions relating to the rights attaching to shares, the variation of class rights or the amendment provision itself. Currently, any amendment to the Existing M&A requires a Special Resolution.

(b) Authorised shares. The Company will be authorised to issue an unlimited number of class A ordinary shares of no par value and class B ordinary shares of no par value. Currently, the Company’s authorised share capital is fixed and may be increased only by an Ordinary Resolution. Following the Continuation, the Board will be able to issue additional shares, including class B ordinary shares carrying twenty (20) votes each, without any shareholder approval of an increase in authorised shares, subject to the rules of The Nasdaq Stock Market LLC.

(c) Shareholder approval thresholds. BVI laws do not have the concept of “ordinary resolution” or “special resolution”. In the Proposed Memorandum and Articles, a resolution of shareholders may be passed at a duly convened and constituted meeting of the shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted. Where matters may have previously required the approval of a “special resolution” under Cayman Islands law, those same matters may only require a resolution of members or resolution of directors under the Proposed Memorandum and Articles. Currently, a merger or consolidation requires a Special Resolution, while under BVI laws, a merger or consolidation of the company and a plan of merger or consolidation will require approval by way of resolutions of the directors of the company and by a resolution of shareholders whose threshold is typically a simple majority of votes cast. A consolidation or sub-division of shares, which currently requires an Ordinary Resolution, may be effected by resolution of directors. In addition, the Company may continue into another jurisdiction, or appoint a voluntary liquidator (subject to the BVI Act), by resolution of directors without shareholder approval. Currently, each of these actions requires a Special Resolution.

(d) Removal of directors. A director may be removed by a resolution of shareholders passed at a meeting called for the purposes of removing the director or for purposes including the removal of the director, or by a written resolution of shareholders holding at least 75% of the votes of the shareholders entitled to vote, or by a resolution of directors passed at a meeting of directors called for the purposes of removing the director or for purposes including the removal of the director, or by a unanimous written resolution of the directors. Currently, a director may be removed only by an Ordinary Resolution.

(e) Written resolutions of shareholders. Shareholders holding a majority of the votes of the shares entitled to vote will be able to pass a resolution in writing without a meeting. Currently, a written resolution of shareholders must be signed by all shareholders entitled to vote.

(f) Quorum. A meeting of shareholders will be duly constituted if shareholders holding not less than one-third of the votes of the shares entitled to vote are present in person or by proxy. Currently, the quorum is the holders of a majority of the issued shares.

(g) Variation of class rights. The rights attached to a class of shares may be varied with the written consent of, or by a resolution passed at a meeting by, the holders of not less than 50% of the issued shares of that class. Currently, a variation requires the written consent of the holders of not less than two-thirds of the issued shares of the class or a resolution passed by two-thirds of the votes cast at a separate class meeting, unless the Board considers that the variation will not have a material adverse effect.

The foregoing summary is not complete and is qualified in its entirety by reference to the BVI Act and the Proposed Memorandum and Articles, the form of which is furnished as Exhibit 3.2 to the Form 6-K to which the Notice is attached. Shareholders are urged to read the Proposed Memorandum and Articles in their entirety.

Process and Timing

If Proposal Three is approved and the conditions described above are satisfied, a director of the Company will swear the declaration (including a statement of the Company’s assets and liabilities) required under section 206 of the Companies Act. The Company will then apply to the Cayman Registrar for deregistration and, through its proposed BVI registered agent, Ascentium (BVI) Ltd., to the Registrar of Corporate Affairs of the BVI for continuation. The Continuation will become effective on the date of continuation stated in the certificate of continuation issued by the Registrar of Corporate Affairs of the BVI. The Company currently expects to complete the Continuation in December 2026, but cannot assure shareholders that the Continuation will be completed within that time frame or at all.

No Dissenters’ or Appraisal Rights

Shareholders are not entitled to dissenters’ or appraisal rights under the Companies Act or the Existing M&A in connection with the Continuation.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF PROPOSAL ONE, PROPOSAL TWO AND PROPOSAL THREE.

Digital Currency X Technology Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the extraordinary general meeting of the Company (the “Meeting”) to be held as a virtual meeting conducted solely by electronic means via Zoom (Meeting ID: 595 526 3585; Passcode: 666666), with no physical place of meeting, on November 25, 2026 at 10:00 a.m. (Hong Kong time), and at any adjournment or postponement thereof. Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time on November 23, 2026.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote in favor of each resolution.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided.

Resolutions:	For	Against	Abstain

1.

RESOLVED, AS AN ORDINARY RESOLUTION, that:

(i) the Company’s issued and unissued class A ordinary shares and class B ordinary shares be consolidated at a ratio of five (5)-for-one (1), whereby every five (5) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.0005 and every five (5) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.0005 (the “Share Consolidation”), effective at 12:01 a.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC or on a date to which The Nasdaq Stock Market LLC has raised no objection;

(ii) as a consequence of the Share Consolidation, the authorised share capital of the Company be changed:

FROM: US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each,

TO: US$300,000 divided into 600,000,000 shares of a par value of US$0.0005 each, comprising (a) 598,920,000 class A ordinary shares of a par value of US$0.0005 each and (b) 1,080,000 class B ordinary shares of a par value of US$0.0005 each; and

(iii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

	☐	☐	☐

2.

RESOLVED, AS A SPECIAL RESOLUTION, that,

(i) the sixth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association of the Company, in the form included as Exhibit 3.1 to the Form 6-K to which the notice of the Meeting is attached (the “Seventh Amended M&A”), to reflect the Share Consolidation, with the Seventh Amended M&A to take effect subject to, and immediately following, the Share Consolidation being effected; and

(ii) the board of directors of the Company (the “Board”) be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Seventh Amended M&A, including, without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”).

	☐	☐	☐

3.

RESOLVED, AS A SPECIAL RESOLUTION, that, subject to the approval of the Seventh Amended M&A and the obtaining of all necessary governmental and regulatory consents, and immediately following the completion of the filings of the Seventh Amended M&A:

(i) the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”) be and are hereby approved;

(ii) with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0005 each of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0005 each of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company;

(iii) with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form included as Exhibit 3.2 to the Form 6-K to which the notice of the Meeting is attached; and

(iv) any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director of the Company) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors; (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Cayman Registrar for the Continuation, and the authorization of the Company’s registered office service providers to notify the Cayman Registrar of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.

	☐	☐	☐

Dated 2026

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.